Mail-Stop 4561

January 11, 2007

Drew W. Edwards
623 Holcomb Bridge Road
Oswell, Georgia  30076

**Re: Banuestra Financial Corporation (formerly known as El Banco Financial Corp.)**
   **Registration Statement on Form SB-2, amendment number 2**
   **Filed December 7, 2006**
   **File Number 333-135900**

Dear Mr. Edwards:

      We have reviewed your amended Form SB-2 and have the following comments.  Where indicated, we think you should revise your documents in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.  After reviewing this information we may have additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover

1.      We note that at least a portion of the underwriter warrants are exercisable within one year.  Please advise us why the warrants and underlying stock have not been registered.

2.      Revise the cover page to include the information required by Item 501(a)(8)(i) and 501(a)(9)(i) of Regulation S-B.

Inside cover page graphics

3.      The first page of graphics appears overly promotional.  Your current revenue is almost entirely from the Atlanta area, yet the top, right hand chart is the only information that might reflect  significantly on that market.  Further, this chart does not appear to use consistent vertical and horizontal units, which seems to be reflective of the promotional nature of this page.  Finally, the other information does not appear to be significant to your current or foreseeable operations and may lead the reader to believe that your prospects for growth are in line with the trends you describe.  Please revise.

4.      Please revise the second page of graphics to clarify the significance of the Atlanta operations relative to the other operations you pinpoint, otherwise this graphic also appears overly promotional.

Summary

5.      Please update the filing to reflect the events of the referenced January 5 shareholder meeting and, as warranted, the anticipated February 4, 2007, consolidation.

6.      Under appropriate subheading discuss the dilution to buyers in this offering.

7.      Under appropriate subheading discuss the market for the stock after the offering. Include, as noted on page 13, that you expect the stock to be thinly-traded and briefly describe the consequences of this.

8.      Under a subheading financial interest of current shareholders, please disclose, with quantification, the ownership interest of Mr. Collins and Woodforest Financial Corp. in Nuestra Loan, LLC.  Also, disclose whether any officers and directors of your company are affiliated with Woodforest Financial Corp.  Disclose the relationship between Mr. Collins and Nuestra Loan in the Certain Relationships section and consider the need to include Woodforest Financial as a 5% shareholder.

General, page 1

9.      As commented upon in our last letter, please avoid promotional text in this section and throughout your filing.  This currently takes different forms.  For example, in the first line you describe the company as "established."  Your company has an ongoing history of losses and is currently undergoing major, operational restructuring.  This is not reflective of an established company.  Other similarly promotional language includes

"solid foundation" and "scope and magnitude." Please revise the filing to eliminate this type of promotional language.

10. You need to establish facts in a correct and balanced fashion from the outset. For example, it is not until late on the second page that readers are informed of your ongoing net loss situation. Please significantly revise this section to present the most important information first. The first few paragraphs need to *briefly* and *clearly* disclose:

- When the company began operations and what you have been doing, clearly indicating the most material aspects of your historical operations and your dependence on the Atlanta market,
- your history of losses, with quantification, and that you expect these to continue for the foreseeable future,
- a brief outline of the most material operations that you will have upon completed separation from Suntrust,
- quantification of your pro forma losses assuming separation from Suntrust,
- your plan for new operations going forward and
- that you are unable to predict whether your company will ever be profitable.

11. Please quantify the expected percentage contribution to revenue and net income upon the separation from Suntrust of each of your most material lines of operation. Also, on page 43, discuss the relative importance of your different listed offerings.

12. You say in the paragraph bridging pages 2 and 3 that your losses have primarily been due to your association with SunTrust. Please explain this. We note that your operations were unprofitable for four years under NBC. Please place factors such as these in descending order of importance.

13. Where appropriate in the prospectus, please discuss why you are moving from a path of being more like a bank, under NBC and then Suntrust, to a path of being less like a bank. We note the statement at the top of page 52 that you feel you will be better able to service your target market. Please disclose the reasoning for this change in some detail. Take into account that your historical operations have always been linked with a bank and only a few months ago you planned to buy a bank in order to pursue a traditional banking path.

14. You say in the filing that you are attempting to move your customers to more sophisticated, traditional patterns of financial management. We assume this includes savings, checking and borrowing, which you do not provide. Where appropriate, discuss the implications of this customer growth on your long term operations and profitability.

15.     Also, where appropriate, consider the need to explain how this transition reflects on the value of your consulting services.  You initially came to consulting with experience that in some ways was much like banking, and you promoted yourself to banks.  Now you are moving away from this yourself, yet you still want to do consulting for banks.

16.     If the name of the 12 operating locations was previously different please note this and give the former name.

To fund our operating cash needs…, page 8

17.     Here and on page 18, please quantify the amount you feel you need to borrow during the next 12 months.  Also disclose here whether you have any specific arrangements for this.

Our Check cashing services…, page 9

18.     Please briefly clarify the impact and requirements of Check 21.

We face competition from global…, page 10

19.     Please explain what you mean by "global and niche or corridor" money transfer providers.

Use of Proceeds, page 17

20.     Please disclose in the fourth bullet the approximate number of people you will hire with the proceeds.  As need be, reconcile this information with the disclosure on page 25.  You say there you plan to reduce the number of employees by 40%.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Our Relationship with SunTrust and Our Transition to a Money Services Business, page 52

21.     We note that you are required to return the daily operating cash currently provided to you by SunTrust which averaged $2.8 million during October 2006.  Please tell us:

    • how this cash was accounted for on your balance sheet at December 31, 2005 and September 30, 2006; and
    • why you have not adjusted for this return of cash on your pro forma balance sheet.

Employees, page 57

22.     Your disclosure indicates an expected increase in staffing as a result of continued growth. This disclosure appears to conflict with your pro forma adjustment and related disclosure in the filing discussing an estimated 40% reduction in retail location personnel.  Please:

- explain or revise this disclosure, as appropriate; and
- consider including an MD&A discussion of management's estimate of how your future, overall employment situation (i.e., estimated reduction related to transition agreement with SunTrust and increased staffing as a result of continued growth) is expected to impact the operations and liquidity of your business going forward.

Executive Compensation, page 62

23.     Update this disclosure for 2006.

Certain Relationships…, page 65

24.     Please quantify the amounts guaranteed, referenced in the first and second paragraphs.

Principal Shareholders, page 68

25.     With regard to the 494,742 warrants issued in the Nuestra Loan, revise the footnotes herein to indicate if any of the warrants were received as part of that loan. In addition, confirm that no other holder of the warrants needs to be listed herein.

Underwriting, page 72

26.     Please describe, with quantification, the required purchase referenced at the end of the third full paragraph on page 73.

27.     Noting your disclosure in the penultimate paragraph on page 74 regarding penalty bids, and other discussion regarding stabilization transactions, revise to disclose the restrictions imposed by Rules 103 through 105 of Regulation M and also indicate your intention to comply therewith.

Audited Financial Statements – December 31, 2005

Statement of Operations, page F-4

28.     We note your response to comment 43 of our letter dated August 15, 2006 and your belief that the indicators and considerations discussed support reporting of revenues on a gross basis.  We also note your response to comment 52 of our letter dated October 10, 2006 that provided additional information to support your conclusion.  Taking all facts and circumstances into consideration we believe that those conditions cited in EITF 99-19 supporting net presentation outweigh those in supporting gross presentation.  Please revise accordingly.

Unaudited Financial Statements – September 30, 2006

General

29.     We note your response to comments 59 and 60 of our letter dated October 10, 2006. Please tell us the following as it relates to your up-front recognition of the entire $500,000 payment received from SunTrust as non-operating revenue during the nine months ended September 30, 2006:

- whether the payment is refundable in any circumstance, such as in events of default as set forth in Section 12 of your Transition Agreement;
- whether the Transition Agreement with SunTrust contains multiple elements that have independent economic value or substance;
- whether any of the elements separately would meet the definition of an asset or liability;
- whether there are instances where similar elements would be purchased or sold on an individual basis; and
- whether the company has a reasonable basis to make an allocation among the elements.

    In preparing your response, please consider the covenants and agreements set forth in Section 7 and events of default in Section 12 of your Transition Agreement with SunTrust.  Also refer to Joe D. McGrath's Remarks Before the 2006 AICPA National Conference on Current SEC and PCAOB Developments, which is located on our website at www.sec.gov/news/speech/2006.

Unaudited Pro Forma Condensed Financial Statements for the Elimination of SunTrust-Related Business

Unaudited Pro Forma Statements of Operations, pages F-32 and F-33

30.     We note adjustment (c) to reduce expenses for the anticipated reduction in your retail location personnel by approximately 40%. It is appropriate to include an MD&A discussion of management's estimate of how these actions are expected to impact the operations and liquidity of your business going forward, however the timing and effects of these actions are too uncertain to meet the S-X Article 11 criteria for pro forma adjustments. Please either:

- Remove this adjustment from your pro forma Statements of Operations; or
- Provide us with factually supportable information (i.e., employee termination agreements, etc) to substantiate that this adjustment meets the criteria of S-X Article 11.

Recent Sales of Unregistered Securities, page II-2
Sales of Common Stock

31.     Noting the significant number of investors and your reliance upon the exemption under 4(2) of the Securities Act, provide the staff with a legal analysis as to the availability of relying upon 4(2) given the number of investors. In addition, if an offering circular or memorandum was used, provide a copy to the staff.

32.     Revise the discussion under Nuestra Loan, LLC to indicate the Rule under regulation D relied upon and the facts that make the exemption available. In addition, if an offering circular or memorandum was used, provide a copy to the staff.

Undertakings, page II-3

33.     It appears that you have provided the undertaking in paragraph (g) of Item 512 of Regulation S-B instead of using paragraph (f). Please revise or advise as to why you believe paragraph (g) is appropriate. In addition, add the undertaking required by Item 512(d) of Regulation S-B.

*  *  *  *  *

Closing Comments

       As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       Direct any questions on accounting matters to Benjamin Phippen at 202-551-3697, or to Don Walker, Senior Assistant Chief Accountant, at 202-551-3490.  Please direct any other questions to David Lyon at 202-551-3421, or to me at 202-551-3434.

                    Sincerely,

                    Mike Clampitt
                    Senior Attorney

By fax: Rusty Pickering
       Fax number 404-817-6035